

03054720

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48110

RECEIVED MAR 25 2003 187 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue, Suite 501
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noreen Beaman 888-494-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Coyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinker Capital Securities, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Michael T. Lenge, Notary Public
East Vincent Twp., Chester County
My Commission Expires Nov. 29, 2004

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL PROCESSING
RECEIVED
MAR 2 5 2003
SECTION

BRINKER CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRINKER CAPITAL HOLDINGS, INC.)

Statement of Financial Condition

December 31, 2002 with Report of Independent Auditors

Brinker Capital Securities, Inc.
(a wholly-owned subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2002

Table of Contents

0303-0404271-PH



■ **Ernst & Young LLP**
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder of
Brinker Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brinker Capital Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 12, 2003

Brinker Capital Securities, Inc.
(a wholly-owned subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 132,623
Deposit with clearing organization	79,361
Investments	3,300
Due from Brinker Capital, Inc.	72,000
Prepaid expense	15,340
Total assets	$ 302,624
Liabilities and stockholder's equity	
Accrued expenses	$ 16,826
Securities sold, not yet purchased	30,790
Total liabilities	47,616
Stockholder's equity:	
Common stock (10,000 shares authorized, $1 par value, 100 shares issued and outstanding)	100
Additional paid-in capital	99,905
Retained earnings	155,003
Total stockholder's equity	255,008
Total liabilities and stockholder's equity	$ 302,624

See notes to Statement of Financial Condition.

Brinker Capital Securities, Inc.
(a wholly-owned subsidiary of Brinker Capital Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Brinker Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. advisory clients. Brinker Capital, Inc. is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services and First Clearing Corporation ("the clearing brokers").

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as all short-term, highly liquid investments with original maturities of three months or less.

Investments

The Company is carrying investments, representing warrants to purchase shares of the NASD in connection with its public offering, at cost which approximates fair value as of December 31, 2002.

Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected Subchapter S status.

Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities

2. Significant Accounting Policies (continued)

Securities Sold, Not Yet Purchased (continued)

sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

At December 31, 2002, approximately $82,000 of cash was restricted until such transactions described above were cleared.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates, and such differences could be material.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2002, the Company had net capital of $138,879, which was $38,879 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carried all of the accounts of such customers.

Brinker Capital Securities, Inc.
(a wholly-owned subsidiary of Brinker Capital Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

5. Related Party Transactions

The Company earned $108,000 in fees for services provided to Brinker Capital, Inc. ("BCI"). At December 31, 2002, $72,000 of this amount was a receivable from BCI.

Certain operational and administrative services are provided to the Company by Brinker Capital Holdings Inc. without charge or cost to the Company. Accordingly, if the Company operated as an independent entity, the results of operations of the Company would have been different from those actually presented.